FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 6 August 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.        S198 Notification by the Capital Group     4 August 2003
2.        Traffic and Capacity Statistics for July     5 August 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:    6 August 2003
Sarah Billington Manager Shareholder Services

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

The Capital Group Companies Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited    9,048,996
Chase Nominees Limited    63,483,500

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

7. Number of shares / amount of stock disposed

3,576,304

8. Percentage of issued class

0.33%

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

4 August 2003

12. Total holding following this notification

72,532,496

13. Total percentage holding of issued class following this notification

6.69%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

4 August 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

TRAFFIC AND CAPACITY STATISTICS - July 2003

Summary of the headline figures

In July 2003, overall load factor fell 2.2 points to 67.9 per cent. Passenger capacity, measured in Available Seat Kilometres, was 3.0 per cent above July 2002 and traffic, measured in Revenue Passenger Kilometres, was higher by 2.5 per cent. This resulted in a passenger load factor down 0.3 points versus last year, to 76.4 per cent. The increase in traffic comprised a 1.7 per cent reduction in premium traffic and a 3.2 per cent increase in non-premium traffic. The statistics are distorted by the unofficial strike action which occurred during the month and has impacted both Available Seat Kilometres and Revenue Passenger Kilometres by some 2 percentage points. Cargo, measured in Cargo Tonne Kilometres, fell by 7.8 per cent affected by both the strike action and the temporary closure of the Ascentis World Cargo Centre for maintenance work.

Market conditions

Market conditions are broadly unchanged from last month, the outlook still fragile with traffic volumes remaining very sensitive to yield. Seat factors are expected to continue at close to last year's levels. We expect that revenue in the second quarter will be lower than last year.

Strategic Developments

British Airways posted a pre-tax loss of £45 million (2002: £65 million profit) for the first quarter to June 30, 2003. The operating profit for the first quarter was £40 million (2002: £158 million profit). The deterioration in operating profit reflects the significant reduction in revenue due to continuing economic weakness, the war in Iraq and the impact of SARS. This was partially offset by cost savings delivered through the airline's Future Size and Shape recovery programme.

British Airways announced that the airline had reached agreement with staff over the introduction of its electronic swiping in and out system and that the trades unions concerned had agreed to remove the threat of industrial action. The direct cost of the unofficial industrial action will be in the range £30 million to £40 million reflecting costs incurred and lost revenue.

British Airways announced its route schedule for the winter 2003 season. The new schedule reflects the airlines strategy of focusing on more profitable routes. The network changes, which start on October 26, 2003 unless specified, are:

* A new service from London Gatwick to Turin which will operate on a daily basis until December, 2003, when a twice daily service commences. In addition, from April, 2004, there will be a new service from London Gatwick to Dubrovnik in Croatia which will operate three times each week.

* A new twice daily service from Manchester to Copenhagen, operated by British Airways CitiExpress.

* Additional frequencies from London Gatwick to the Caribbean commencing in December 2003. Flights to Antigua will increase from seven to 10 each week and flights to Barbados will increase from eight to 10 each week.

* Flights to Bilbao in Spain will switch from London Gatwick to London Heathrow.

* Services from London Gatwick to Bremen and Brussels will be suspended from September 1, 2003, and the service between London Gatwick and Dusseldorf will be suspended from October 1, 2003. The service between London Heathrow and Zagreb in Croatia will be suspended from September 14, 2003, and the service between London Heathrow and San Diego will be suspended from October 26, 2003.

August 5, 2003

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS
        Month of July                 Financial year to date
                        April through July
BRITISH AIRWAYS GROUP    *    Change             *     Change
SCHEDULED SERVICES    2003    2002    (%)         2003    2002     (%)
Passengers carried (000)
UK/Europe    2258    2312    -2.3         9439    9165     +3.0
Americas    651    621    +4.7         2464    2304     +7.0
Asia Pacific    127    140    -9.4         399    516     -22.6
Africa and Middle East    235    214    +9.9         842    795     +5.8
Total    3270    3287    -0.5         13144    12779     +2.9

Revenue passenger km (m)
UK/Europe    1972    1934    +2.0         7777    7330     +6.1
Americas    4338    4187    +3.6         16490    15515     +6.3
Asia Pacific    1345    1435    -6.3         4310    5250     -17.9
Africa and Middle East    1537    1408     +9.2        5662     5280    +7.2
Total    9191    8963    +2.5         34239    33375     +2.6

Available seat km (m)
UK/Europe    2655    2574    +3.2         11257    10507     +7.1
Americas    5468    5330    +2.6         21051    21051     -0.0
Asia Pacific    1847    1788    +3.3         6693    6863     -2.5
Africa and Middle East    2067    1991     +3.8        7998     7947    +0.6
Total    12037    11682    +3.0         46999    46368     +1.4

Passenger load factor (%)
UK/Europe    74.3    75.1    -0.8     pts    69.1    69.8     -0.7     pts
Americas    79.3    78.6    +0.7     pts    78.3    73.7     +4.6    pts
Asia Pacific    72.8    80.3    -7.5     pts    64.4    76.5     -12.1     pts
Africa and Middle East    74.4    70.7     +3.7    pts    70.8     66.4    +4.4    pts
Total    76.4    76.7    -0.3     pts    72.8    72.0     +0.8    pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)    333    362    -7.8         1387    1409     -1.6
Total RTK    1254    1258    -0.3         4801    4738     +1.3
Available tonne km (m)    1846    1794     +2.9        7163     7125    +0.5

Overall load factor (%)    67.9    70.1     -2.2    pts    67.0     66.5    +0.5    pts
Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Companys plans and objectives for future operations, including, without limitation, discussions of the Companys Future Size and Shape programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Companys forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Companys SEC filings, including, without limitation the Companys Report on Form 20-F for the year ended March 2003.             Investor Relations
Waterside (HCB3)
PO Box 365
Harmondsworth
UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44(0) 20 8738 9602
* Comparative numbers from 1 July 2002 have been adjusted to remove the impact of dba following its disposal on 30 June 2003